UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ImmunityBio, Inc.

(formerly known as NantKwest, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45256X103

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45256X103	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Cambridge Equities, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 261,705,814 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 261,705,814 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,705,814 shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 45256X103	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS MP 13 Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 261,705,814 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 261,705,814 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,705,814 shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 45256X103	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Chan Soon-Shiong Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 5,618,326 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,618,326 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,618,326 shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No.: 45256X103	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS NantBio, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 8,383,414 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 8,383,414 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,383,414 shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No.: 45256X103	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS NantWorks, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 8,383,414 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 8,383,414 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,383,414 shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 45256X103	SCHEDULE 13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS California Capital Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 8,076,159 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 8,076,159 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,076,159 shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 45256X103	SCHEDULE 13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,373,932 (See Item 5)
	8	SHARED VOTING POWER 283,683,713 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 30,373,932 (See Item 5)
	10	SHARED DISPOSITIVE POWER 314,157,645 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,157,645 shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Explanatory Note: This Amendment No. 6 amends and supplements the Schedule 13D (as so amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2015, by the Reporting Persons (as defined below), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of ImmunityBio, Inc. (formerly known as NantKwest, Inc.), a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed with the SEC on October 23, 2015, Amendment No. 2 thereto filed with the SEC on July 11, 2016, Amendment No. 3 thereto filed with the SEC on March 21, 2019, Amendment No. 4 thereto filed with the SEC on June 30, 2020 and Amendment No. 5 thereto filed with the SEC on December 21, 2020. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. Among other things, this Amendment No. 6 adds NantBio, Inc., NantWorks, LLC and California Capital Equity, LLC as Reporting Persons.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

(a), (f) This Schedule 13D is being filed jointly by:

(i)	Dr. Patrick Soon-Shiong, a natural person and citizen of the United States;

(ii)	Cambridge Equities, LP, a limited partnership organized under the laws of the State of Delaware (“Cambridge Equities”);

(iii)	MP 13 Ventures, LLC, a limited liability company organized under the laws of the State of Delaware (“MP 13 Ventures”);

(iv)	Chan Soon-Shiong Family Foundation, an exempt corporation organized under the laws of the State of Delaware (the “Foundation”);

(v)	NantBio, Inc., a corporation organized under the laws of the State of Delaware (“NantBio”);

(vi)	NantWorks, LLC, a limited liability company organized under the laws of the State of Delaware (“NantWorks”); and

(vii)	California Capital Equity, LLC, a limited liability company organized under the laws of the State of Delaware (“California Capital”)

The persons and entities listed in items (i) through (vii) above are collectively referred to herein as the “Reporting Persons.”

Each of Dr. Soon-Shiong, Charles Kenworthy and Mark Burnett is a director of NantBio. The executive officers of NantBio are Dr. Soon-Shiong and Robert Morse.

Each of Messrs. Kenworthy, Burnett, and Morse is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

(b) The address of the principal business and principal office, as applicable, of each of Dr. Patrick Soon-Shiong, Cambridge Equities, MP 13 Ventures the Foundation, and California Capital is 9922 Jefferson Boulevard, Culver City, California 90232. The address of the principal business and principal office, as applicable, of each of NantBio, NantWorks and Messrs. Morse and Kenworthy is 9920 Jefferson Boulevard, Culver City, California 90232. The address of the principal business of Mr. Burnett is 245 North Beverly Drive, Beverly Hills, California 90210.

(c) The principal business of Cambridge Equities is investment. MP 13 Ventures is the general partner of Cambridge Equities and thus may be deemed to control Cambridge Equities. The principal business of MP 13 Ventures is investment. Dr. Soon-Shiong is the sole member of MP 13 Ventures and thus may be deemed to control MP 13 Ventures and each entity directly or indirectly controlled by MP 13 Ventures (including Cambridge

Equities). The Foundation is a private foundation whose principal business is philanthropy. Dr. Soon-Shiong is the Chairman of the Foundation and thus may be deemed to control the Foundation. The principal business of NantBio is the discovery and development of molecularly targeted biopharmaceutical products. NantWorks is the majority stockholder of NantBio and thus may be deemed to control NantBio. NantWorks is principally engaged in the business of being a holding company for healthcare and technology companies. Dr. Soon-Shiong indirectly beneficially owns all of the equity interests in NantWorks and thus may be deemed to control NantWorks and each entity directly or indirectly controlled by NantWorks (including NantBio). The principal business of California Capital is investment. Dr. Soon-Shiong is the sole member of California Capital and thus may be deemed to control California Capital. Dr. Soon-Shiong is the Executive Chairman of the Issuer.

The present principal occupation or employment of each of Messrs. Morse and Kenworthy is as an executive at NantWorks or one of its affiliates. The present principal occupation or employment of Mr. Burnett is as an executive and television and film producer at Metro-Goldwyn-Mayer Studios Inc.

(d) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 9, 2021, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of December 21, 2020 (the “Merger Agreement”), by and among the Issuer, Nectarine Merger Sub, Inc., a direct wholly owned subsidiary of the Issuer (“Merger Sub”), and ImmunityBio, Inc. (now known as NantCell, Inc.) (the “Counterparty”), Merger Sub merged with and into the Counterparty, with the Counterparty continuing as the surviving corporation and as a direct wholly owned subsidiary of the Issuer (the “Merger”).

Under the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock of the Counterparty issued and outstanding was converted into the right to receive 0.819 newly issued shares of Common Stock. In the Merger, (i) Dr. Soon-Shiong received an additional 5,723,182 shares of Common Stock in exchange for his shares of common stock of the Counterparty, (ii) Cambridge Equities received an additional 221,130,000 shares of Common Stock in exchange for its shares of common stock of the Counterparty, (iii) NantBio received 8,383,414 shares of Common Stock in exchange for its shares of common stock of the Counterparty, and (iv) California Capital received 8,076,159 shares of Common Stock in exchange for its shares of common stock of the Counterparty.

The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on December 22, 2020.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended as follows:

(a) and (b) Cambridge Equities beneficially owns 261,705,814 shares of Common Stock, representing approximately 68.4% of the outstanding Common Stock. MP 13 Ventures may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

The Foundation beneficially owns 5,618,326 shares of Common Stock, representing approximately 1.5% of the outstanding Common Stock of the Company.

NantBio beneficially owns 8,383,414 shares of Common Stock, representing approximately 2.2% of the outstanding Common Stock of the Company. NantWorks may be deemed to beneficially own, and share voting power and investment power over, all shares of Common Stock beneficially owned by NantBio.

California Capital beneficially owns 8,076,159 shares of Common Stock, representing approximately 2.1% of the outstanding Common Stock of the Company.

Dr. Soon-Shiong beneficially owns 30,373,932 shares of Common Stock, which consists of 29,473,932 shares of Common Stock directly owned by Dr. Soon-Shiong and an option to purchase 900,000 shares of Common Stock held by Dr. Soon-Shiong that is fully-vested. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 30,373,932 shares of Common Stock. In addition, Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of Common Stock described above as being beneficially owned by Cambridge Equities, the Foundation, NantBio and California Capital. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 314,157,645 shares of Common Stock, representing approximately 81.9% of the outstanding Common Stock of the Issuer.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the shares of Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 382,832,073 shares of Common Stock outstanding as of March 9, 2020 as provided by the Issuer, and (ii) in the case of Dr. Soon-Shiong only, an option to purchase 900,000 shares of Common Stock held by Dr. Soon-Shiong that is fully-vested.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

In connection with a previous acquisition, the Counterparty issued contingent value rights (“CVRs”) to the equityholders of the acquired company, including Dr. Soon-Shiong and California Capital. The CVRs are governed by the FDA Milestone Contingent Value Rights Agreement and the Sales Milestone Contingent Value Rights Agreement, each dated July 31, 2017, between the Counterparty and the Stockholder Representative thereunder (collectively, the “CVR Agreements”). Under the terms of the CVRs, the holders of the CVRs are entitled to receive, in the aggregate, approximately $304.0 million upon successful approval of a Biologics License Application or a foreign equivalent for Anktiva by December 31, 2022 and approximately $304.0 million upon the first calendar year prior to December 31, 2026 in which worldwide net sales of Anktiva exceed $1.0 billion. The CVRs are payable in cash and/or shares of common stock, at the election of the holder. As a result of the Merger, the shares issuable as payment under the CVRs are shares of Common Stock of the Issuer. Dr. Soon-Shiong and California Capital together hold approximately $279.5 million of the CVRs and they have irrevocably agreed to receive shares of Common Stock of the Issuer in satisfaction of their CVRs. As a result, if the underlying conditions for payment are met, the CVRs held by Dr. Soon-Shiong and California Capital will become payable in shares of Common Stock. The number of shares of Common Stock issuable will be based on the average closing price of the Common Stock during the 20-trading day period immediately preceding the date the applicable CVR milestone was achieved.

The Counterparty previously issued to NantWorks a warrant to purchase 2,000,000 shares of its common stock (the “NantWorks Warrant”) at a price of $2.65 per share. As a result of the Merger, the NantWorks Warrant entitles NantWorks to purchase, upon exercise of the warrant, 1,638,000 shares of Common Stock of the Issuer at a price of $3.24 per share. NantWorks’ right to exercise the NantWorks Warrant is subject to the satisfaction of a performance-based condition, which has not yet been satisfied.

The foregoing descriptions of the CVRs and the NantWorks Warrant are not intended to be complete and are qualified in their entirety by reference to the full text of the CVR Agreements and the NantWorks Warrant, which are attached as Exhibits 99.2 and 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 12, 2021, by and among Cambridge Equities, LP, MP 13 Ventures, LLC, the Chan Soon-Shiong Family Foundation, NantBio, Inc., NantWorks, LLC, California Capital Equity, LLC and Patrick Soon-Shiong.

99.2	FDA Milestone Contingent Value Rights Agreement, dated July 31, 2017, by and between ImmunityBio, Inc. and the Stockholder Representative thereunder (filed as Exhibit 10.11 to the Form S-4 filed by NantKwest, Inc. with the Securities and Exchange Commission on January 19, 2021 and incorporated herein by reference).

99.3	Sales Milestone Contingent Value Rights Agreement, dated July 31, 2017, by and between ImmunityBio, Inc. and the Stockholder Representative thereunder (filed as Exhibit 10.12 to the Form S-4 filed by NantKwest, Inc. with the Securities and Exchange Commission on January 19, 2021 and incorporated herein by reference).

99.4	Common Stock Purchase Warrant, dated June 30, 2016, issued by ImmunityBio, Inc. to NantWorks, LLC (filed as Exhibit 10.13 to the Form S-4 filed by NantKwest, Inc. with the Securities and Exchange Commission on January 19, 2021 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2021

CAMBRIDGE EQUITIES, LP By: MP 13 Ventures, LLC its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CHAN SOON-SHIONG FAMILY FOUNDATION

By:	/s/ Charles Kenworthy
Its:	Executive Vice President

NANTBIO, INC.

By:	/s/ Patrick Soon-Shiong
Its:	Chief Executive Officer

NANTWORKS, LLC

By:	/s/ Charles Kenworthy
Its:	Authorized Signatory

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.0001 per share, of ImmunityBio, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

[Signature Page Follows]

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of March 12, 2021.

CAMBRIDGE EQUITIES, LP By: MP 13 Ventures, LLC its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CHAN SOON-SHIONG FAMILY FOUNDATION

By:	/s/ Charles Kenworthy
Its:	Executive Vice President

NANTBIO, INC.

By:	/s/ Patrick Soon-Shiong
Its:	Chief Executive Officer

NANTWORKS, LLC

By:	/s/ Charles Kenworthy
Its:	Authorized Signatory

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

[Signature Page to Joint Filing Agreement]